Karen E. Maidment, FCA Senior Executive Vice President & Chief Financial Officer	BMO Financial Group 1 First Canadian Place 100 King Street West, 18th Floor Toronto, ON M5X 1A1 Tel: (416) 867-6776 Fax: (416) 867-4137
karen.maidment@bmo.com

September 8, 2005

Don Walker
Senior Assistant Chief Accountant
United States
Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 4561

RE:	Bank of Montreal
Form 40-F for the Fiscal Year Ended October 31, 2004
Filed December 15, 2004
File No. 1-13354
Dear Mr. Walker,
     Thank you for your letter of August 24, 2005 requesting information related to our Form 40-F filing for the year ended October 31, 2004. In responding to your request, we acknowledge the following:
•	Bank of Montreal (BMO) is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	BMO may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Our responses to your specific requests follow.
Note 19 Employee Compensation—Stock Based Compensation, page 109

1.	We note your disclosure that beginning with your fiscal 2002 mid-term incentive program, you entered into agreements with third parties to assume your obligations related to these programs in exchange for cash payments of $173 million, $105 million and $58 million in the years ended October 31, 2004, 2003 and 2002, respectively. Please tell us the following:
•	Who is the counterparty to your agreement.

•	How you structured the agreement.

•	How you determined that you had transferred all of the risk for payment to your counterparty.
We currently have agreements outstanding with two counterparties related to our mid-term incentive program (MTIP). One counterparty is an indirectly wholly-owned subsidiary of one of the top 10 financial services organizations in the United States. The other counterparty is one of the top five Canadian banks. BMO is not related to any of the counterparties or any of their related parties. We have not provided you with the names of these counterparties since we have not obtained their consent to do so. Should you require their names, we will seek their consent.

The agreements are structured as Assumption Agreements between BMO and the counterparty whereby the counterparty agrees to satisfy all amounts due on the payment date under the MTIP in exchange for an up front payment by BMO to the counterparty. MTIP plan documents state that, when such an Assumption Agreement has been entered into, BMO shall be forever, fully, finally and irrevocably released and discharged from any liability or obligation with respect to any payment to any participating employee or his or her estate. Each award recipient must sign an acknowledgement that he or she agrees to be bound by the plan and that no funds will be set aside by BMO for MTIP payments and that the awards will be paid by the counterparty.

Through the Assumption Agreements and the payment of the consideration to the counterparties, BMO has met the condition for extinguishment of a liability in paragraph 16b of SFAS 140 because BMO has been legally released from being the primary obligor. Further, we support this conclusion by obtaining a legal opinion from external counsel that BMO has no liability for the payment of MTIP awards assumed by the counterparties and the award recipients have no claim against BMO for such payment. Therefore, based on paragraph 16b of SFAS 140 and the legal opinion, we have concluded that we have transferred all the risk for payment to the counterparties.

Note 26 Fair Value of Financial Instruments, page 119

2.	We note your disclosure that in most cases financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. In those cases, you have estimated fair value assuming that you will not sell the assets or liabilities, taking into account only changes in interest rates and credit risk that have occurred since you acquired them or entered into the underlying contract. Please explain to us in greater detail your methodology for calculating fair value including whether you include any reserves or provisions in your valuation.

Consistent with paragraph 11 of SFAS 107, where quoted market prices are available, we use these prices to calculate fair value. We do not include any reserves or provisions in these fair values.

Quoted market prices are available and used to fair value most of our investments in equity instruments. Consistent with paragraph 11 of SFAS 107, for equity instruments where there are no quoted market prices, we use valuation techniques, such as multiples of earnings or comparisons with similar instruments for which market prices are available.

For loans and deposits, fair value is estimated by considering the impact of changes in interest rates and changes in credit risk. The impact of changes in interest rates on loans and deposits that bear a fixed rate of interest is calculated by discounting contractual cash flows, adjusted for expected prepayments, using current market interest rates. For loans and deposits that bear a floating rate of interest and/or those with short maturities or that are due on demand we do not make a fair value adjustment for changes in interest rates, consistent with paragraph 23 of SFAS 107.

The impact of changes in credit risk on the fair value of our loans is reflected by deducting the allowance for credit losses.

Most of our derivatives do not have quoted market prices. Fair value of these derivatives is estimated using zero coupon valuation techniques, as described in note 9 on page 98 of our 2004 annual report. We also include a provision in the fair value of trading derivatives which adjusts for:
•	Credit risk, i.e., the risk of loss in the event the counterparty to a transaction defaults

•	Valuation, i.e., the risk that the fair value determined through valuation techniques does not represent a derivative’s actual fair value

•	Liquidity risk, i.e., the risk that a financial instrument cannot be sold over a reasonable period of time

•	Closeout and administrative costs, i.e., a discount to the fair value that was determined using valuation techniques to reflect the fact that anyone purchasing the contract would have to incur the cost of administering the derivative over its remaining life
The provision is calculated on a consistent basis from period to period. We believe that this provision is required to adjust amounts calculated through valuation techniques to our best estimate of fair value, as required by paragraph 11 of SFAS 107.

3.	Please explain to us why you assume that you will not sell the assets or liabilities, explain the affect of this assumption on your valuation and quantify the affect.

The assumption that we will not sell the assets or liabilities relates to our loans and deposit liabilities. If we were to transfer these assets or liabilities as a block, the value may include a premium representing the estimated value of the customer relationships related to the assets or liabilites. We have stated the assumption that we will not sell the assets or liabilities to make it clear that our fair values do not include any premium, consistent with paragraph 12 of SFAS 107. We have not quantified the effect of this assumption. We will consider how to make this disclosure clearer going forward.

4.	Please tell us how you assess the accuracy of your fair value calculations.

We follow rigorous risk management policies and practices to reduce the risk of errors in fair values calculated using models. Models used to calculate fair value are developed under standard vetting processes and/or subject to model vetting procedures to minimize the risk associated with the models. Through the model vetting process, the fair value models are assessed for items such as methodology, assumptions, sensitivity, calibration, market complexity and implementation. Models are vetted by a group independent of the lines of business and of the financial reporting process. In addition, models are subject to internal controls over changes to existing models.

5.	Please explain to us how your fair value methodology is consistent with US GAAP which defines fair value as the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Refer to SFAS 107 and SFAS 133.

As noted above, we use quoted market prices, whenever available, to fair value financial instruments. This is consistent with paragraph 11 of SFAS 107. Our use of valuation techniques and models is also consistent with paragraph 11 and other guidance in SFAS 107 for those financial instruments with no quoted market prices. With respect to derivatives, our valuation techniques are consistent with the discussion of fair value in the appendix to SFAS 133. Our valuation techniques use market based information and assumptions. Since market participants would use the same or similar information and assumptions in valuing these financial instruments, we believe that our disclosed fair values represent our best estimate of the amount at which our financial instruments could be bought or sold in a current transaction between willing parties.

Note 27 Reconciliation of Canadian and United States GAAP, page 120

6.	Please tell us why you did not assume your Series 4, 6, and 10 Class B Preferred shares were converted into common shares in your diluted earnings per share calculation. Refer to paragraph 29 of SFAS 128.

We have control over whether Series 4, 6 and 10 of our Class B Preferred Shares are redeemed for cash or by conversion to common shares. It is our intention that these Preferred Shares not be converted to common shares. Furthermore, since 2001, we have redeemed Series 1, 2, and 3 of our Class B Preferred Shares, which had similar terms to Series 4 and 6. In each case, the Preferred Shares were redeemed in exchange for cash, not common shares. Given our intention to redeem the Preferred Shares for cash and our past practice of settling in cash, we meet the criteria in paragraph 29 of SFAS 128 to overcome the presumption that these series will be converted to common shares. Therefore, we have not assumed conversion to common shares in our diluted earnings per share calculations.

We understand that the ability to overcome the presumption that convertible instruments will be converted to common shares is being reconsidered in upcoming changes to SFAS 128. We will re-evaluate our treatment of these preferred shares in our earnings per share calculations when the new standard is issued.

7.	Please tell us why you did not either report a statement of cash flows prepared in accordance with US GAAP or with International Accounting Standard No. 7; or disclose in a note to the financial statements a quantified description of the material differences between your statement of cash flows and a statement of cash flows prepared in accordance with US GAAP or with International Accounting Standard No. 7.

Our cash flow statement prepared in accordance with Canadian GAAP is consistent with US GAAP in all material respects. In other words, cash flows from operating, investing and financing activities are the same under Canadian and US GAAP. We will include a statement to that effect in our US GAAP disclosure for our year ending October 31, 2005.

Should you have any further questions, please contact Cally Hunt, Vice President and Chief Accountant at (416) 643-1727, or me at (416) 867-6776.
Should you have any further questions, please contact Cally Hunt, Vice President and Chief Accountant at (416) 643-1727, or me at (416) 867‑6776.

Sincerely,

/s/   Karen E. Maidment
Karen Maidment
Senior Executive Vice President
& Chief Financial Officer
BMO Financial Group